SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-held Company

SECOND CALL NOTICE
EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Gafisa S.A. (“Company”) are summoned to an Extraordinary Shareholders’ Meeting (“Meeting”) to be held, in a second call, on February 20, 2017, at 10 a.m., at the Company’s headquarters, located in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar to resolve on the following agenda:

(i)                 amendment to Article 5 of the Company’s Bylaws, in order to reflect the capital increases and cancellations of shares approved by the Board of Directors until the date of the Extraordinary Shareholders’ Meeting;

(ii)               reverse split of the Company’s common shares, at the ratio of 13.483023074 to 1 and proportional adjustment of the limit of the authorized capital; and

(iii)             restatement of the Company’s Bylaws to improve the governance structures and to reflect the changes resulting from items (i) and (ii) above, as detailed in the Management Proposal released on this date.

- The Management Proposal, encompassing, amongst others, the information required by Article 11 of CVM Instruction nº 481/09 is available to Shareholders, at the Company’s headquarters, at its Investor Relations website (www.gafisa.com.br/ri/) and at the websites of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and Brazilian Securities and Exchange Commission (www.cvm.gov.br).

- The Shareholder or his/her legal representative shall attend the Meeting bearing his/her identity card.

- The shareholders participating in the Fungible Custody of Registered Shares of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange intending to attend the Meeting shall submit an updated statement of their shareholding position provided by the custody institution within 48 hours prior to the Meeting.

- We request that the proxy instruments with special powers for representation at the Meeting to which this present call notice refers be deposited at the Company’s headquarters, at the Investor Relations Department until February 16, 2017.

São Paulo, February 9, 2017.

Odair Garcia Senra
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer